

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 4, 2006

Gary P. Stevens
Chief Financial Officer
Coolbrands International Inc.
4175 Veterans Highway
Ronkonkoma, New York  11779

> **Re:    Coolbrands International Inc.**
> **Form 20-F for the Fiscal Year Ended August 31, 2005**
> **Filed February 28, 2006**
> **Form 20-F/A for the Fiscal Year Ended August 31, 2005**
> **Filed July 17, 2006**
> **File No. 000-27476**

Dear Mr. Stevens:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc:    <u>via facsimile</u>
Nichole Weber
Blank Rome LLP
(917) 332-3821